

June 6, 2011

Irene M. Esteves
Executive Vice President and CFO
XL Group plc
No. 1 Hatch Street Upper, 4th Floor
Dublin 2, Ireland

     Re: **XL Group plc**
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed February 25, 2011
              File No. 001-10804

Dear Ms. Esteves:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Balance Sheet Analysis
Investments, page 103

1.   Please provide us proposed disclosure to be included in future periodic reports that states the source for your investment ratings levels in the tables included on pages 103 through 107 and of the filing. If more than one source is used, please discuss in your proposed disclosure how the ultimate rating used in the table is determined.

Notes to Consolidated Financial Statements
Note 19. Commitments and Contingencies
(g) Claims and Other Litigation, page 214

2.   You state on page 215, "Legal actions are subject to inherent uncertainties, and future events could change management's assessment of the probability or estimated amount of potential losses from pending or threatened legal actions. Based on available information, it is the opinion of management that the ultimate resolution of pending or threatened legal

actions, both individually and in the aggregate, will not result in losses having a material effect on the Company's financial position or liquidity at December 31, 2010." Please provide us proposed disclosure to be included in future periodic reports that includes the information required by ASC 450-20-50-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant